UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
Amendment No. 1

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ASSURED PHARMACY, INC.
(Name of Subject Company (Issuer))

ASSURED PHARMACY, INC.
(Name of Filing Persons (Issuer))

16% Senior Convertible Debentures and Warrants to Purchase Common Stock

Issued May 16, 2011 - July 19, 2012
 (Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Robert DelVecchio
Chief Executive Officer
5600 Tennyson Parkway, Suite 390
Plano, Texas 75024
Phone: (972) 473-4033

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Brinen & Associates, LLC
7 Dey Street, Suite 1503
New York, New York 10007
Phone: (212) 330-8151
Facsimile: (212) 220-0207

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$ 3,235,788.37	$ 647.16

*
The transaction value is estimated solely for purposes of calculating the amount of the filing fee. The value of the Eligible Debentures has been determined by calculating the value of the shares issuable under the Offer provided all holders exchange their Eligible Debentures for the Shares.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Assured Pharmacy, Inc. on October 21, 2013 and is being filed solely to extend the Expiration Date to 11:59 P.M. (Eastern time) on November 29, 2013.

This Amendment No. 1 incorporates the Company’s press release to notify Eligible Security Holders of the extension of the Expiration Date of the Tender Offer to 11:59 P.M. (Eastern time) on November 29, 2013.

Item 12.	Exhibits.

99 (a)(1)(I)	Press release dated November 18, 2013

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Assured Pharmacy, Inc

	By:	/s/ Robert DelVecchio
Name: Robert DelVecchio
Title: Chief Executive Officer
Date: November 18, 2013